UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2000

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X                   Form 40-F
                            ------                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                             No            X
                            ------                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.

On December 20, 2000, EXFO Electro-Optical Engineering Inc., a Canadian corporation, completed its acquisition of all of the outstanding shares of Burleigh Instruments, Inc. This report on Form 6-K sets forth the news release issued on December 20, 2000 relating to the completion of the acquisition and certain information relating to the transaction.


                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   EXFO ELECTRO-OPTICAL ENGINEERING
                                   INC.



                                   By:  /s/  Kimberley Okell
                                        ----------------------------------
                                        Name:   Kimberley Okell
                                        Title:  Secretary & Legal Counsel



Date: December 22, 2000